Exhibit 99.1

Exhibit 99.1

Jiayin Group Inc. Announces Changes in Management

SHANGHAI, May 9, 2022 (GLOBE NEWSWIRE) — Jiayin Group Inc. (“Jiayin” or the “Company”) (NASDAQ: JFIN), a leading fintech platform in China, today announced Mr. Chunlin Fan has rejoined the Company as Chief Financial Officer, effective from May 5, 2022. Ms. Bei Bai and Ms. Jin Chen, who have served as the Co-Chief Financial Officers of the Company since January 8, 2021, will step down from such roles and continue serving the Company as Senior Financial Controller and Senior Investment and Finance Director, respectively, effective from May 5, 2022.

Mr. Fan previously served as the Company’s Chief Financial Officer from January 2016 to January 2021. Prior to rejoining the Company, Mr. Fan worked as the Chief Financial Officer of LinkDoc Techology Limited from January 2021 to March 2022. Mr. Fan worked as the Chief Financial Officer and leader of the strategic development department at Shanghai Richtech Engineering Co., Ltd. from 2014 to 2016. Mr. Fan also served a wide range of international corporations including Microsoft, Nomura, Macquarie, ICBCI, Deloitte and Shenyin & Wanguo Investment Co. Ltd. Mr. Fan received his MBA from University of Michigan’s Ross School of Business in 2007, and a bachelor’s degree in engineering from Shanghai Jiaotong University in 1998.

About Jiayin Group Inc.

Jiayin Group Inc. is a leading fintech platform in China committed to facilitating effective, transparent, secure and fast connections between underserved individual borrowers and financial institutions. The origin of the business of the Company can be traced back to 2011. The Company operates a highly secure and open platform with a comprehensive risk management system and a proprietary and effective risk assessment model which employs advanced big data analytics and sophisticated algorithms to accurately assess the risk profiles of potential borrowers. For more information, please visit https://ir.jiayin-fintech.com/.

Safe Harbor / Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to the Company’s ability to retain existing investors and borrowers and attract new investors and borrowers in an effective and cost-efficient way, the Company’s ability to increase the investment volume and loan origination of loans volume facilitated through its marketplace, effectiveness of the Company’s credit assessment model and risk

Exhibit 99.1

management system, PRC laws and regulations relating to the online individual finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Stock Market or other stock exchange, including its ability to cure any non-compliance with the continued listing criteria of the Nasdaq Stock Market. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

For more information, please contact:

In China:

Jiayin Group

Mr. Shawn Zhang

Email: ir@jiayinfintech.cn

or

The Blueshirt Group

Ms. Ally Wang

Email: ally@blueshirtgroup.com

In the U.S.:

Ms. Julia Qian

Email: julia@blueshirtgroup.com